Exhibit 99.1

GERDAU S.A. ANNOUNCES FINAL RESULTS OF THE CASH TENDER
OFFER FOR CERTAIN OF THE OUTSTANDING 4.750% BONDS DUE 2023,
5.893% BONDS DUE 2024 AND 4.875% BONDS DUE 2027

São Paulo, Brazil, December 6, 2021 – Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) (“Gerdau” or the “Company”) hereby announces the final results of the previously announced offer by the Company to purchase for cash (the “Tender Offer”) up to a maximum tender consideration of U.S. $500,000,000 of certain of the outstanding 4.750% Bonds due 2023 (the “2023 Bonds”) issued by issued by Gerdau Trade Inc. (“GTI”), 5.893% Bonds due 2024 (the “2024 Bonds”) issued jointly by Gerdau Holdings, Inc. (“GHI”) and GTL Trade Finance Inc., (“GTL”) and the 4.875% Bonds due 2027 (the “2027 Bonds”, and together with the 2023 Bonds and the 2024 Bonds, the “Bonds” and each, a “series” of Bonds) issued by GTI (GTI, GHI and GTL, collectively, the “Offerors”). The Tender Offer was made pursuant to the offer to purchase dated November 4, 2021 (the “Offer to Purchase”). Capitalized terms used but not defined in this press release shall have the meanings assigned to them in the Offer to Purchase.

The principal amount of each series of Bonds that were validly tendered in the Tender Offer after the Early Tender Date but before the Expiration Date, the principal amount of each series of Bonds that have been accepted for purchase by the Offerors and the Tender Offer Consideration that shall be paid to the eligible holders of Bonds that were validly tendered after the Early Tender Date and prior to the Expiration Date, and whose Bonds were accepted for purchase, are set forth in the table below.

Description of Bonds	CUSIP / ISIN Nos.	Outstanding Principal Amount	Acceptance Priority Level	Tender Offer Cap	Principal Amount Tendered	Principal Amount Accepted	Tender Offer Consideration*
4.750% Bonds due 2023	G3925DAB6 / USG3925DAB67 37373WAB6 / US37373WAB63	U.S.$428,242,000	1	N/A	U.S.$1,200,000	U.S.$1,200,000	U.S.$1,024.71
5.893% Bonds due 2024	G24422AA8 / USG24422AA83 36249SAA1 / US36249SAA15	U.S.$202,735,000	2	N/A	U.S.$1,158,000	U.S.1,158,000	U.S.$1,073.10
4.875% Bonds due 2027	G3925DAD2 / USG3925DAD24 37373WAD2 / US37373WAD20	U.S.$503,205,000	3	$200,000,000	U.S.$4,211,000	U.S.$4,211,000	U.S.$1,071.82

* Per U.S.$1,000 principal amount of the Bonds.

Gerdau will deliver cash with respect to such validly tendered and accepted Bonds on December 7, 2021.

On the Final Settlement Date, eligible holders of Bonds that were validly tendered in the Tender Offer after the Early Tender Date but before the Expiration Date, and whose Bonds were accepted for purchase, will be entitled to receive the tender consideration for the Bonds of each series (the “Tender Offer Consideration”) as determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread specified for such series on the table above over the yield based on the bid-side price of the applicable U.S. Treasury Security specified for such series on the table above, as calculated by the Dealer Managers (as defined in the Offer to Purchase) at 10:00 a.m., New York City time, on November 18, 2021 (subject to certain exceptions set forth in the Offer to Purchase) for each U.S.$1,000 principal amount of the Bonds. In addition, such eligible holders will be entitled to receive a cash payment equal to the accrued and unpaid interest on such Bonds up to, but not including, the Final Settlement Date.

Gerdau and the Offerors previously accepted and cancelled on the Early Settlement Date Bonds in the following principal amounts: (i) $89,726,000 in 2023 Bonds, (ii) $152,717,000 in 2024 Bonds and (iii) $146,795,000 in 2027 Bonds. Payment for such Bonds was delivered on the Early Settlement Date, November 22, 2021.

The Tender Offer expired at 11:59 p.m. New York City time, on December 3, 2021.

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Bonds or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms of the Offer to Purchase and the information in this notice is qualified by reference to the Offer to Purchase.

* * *

This notice to the market does not represent an offer to sell securities or a solicitation to buy securities in the United States or in any other country.

This notice to the market is released for disclosure purposes only, in accordance with applicable legislation. It does not constitute marketing material and should not be interpreted as advertising an offer to sell or soliciting any offer to buy securities issued by any of the Offerors. This notice to the market is not for distribution in or into or to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia or in any jurisdiction where it is unlawful to release, publish or distribute this announcement, other than any exemption thereunder.

Forward-Looking Statements

This notice includes and references “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may relate to, among other things, the Offerors’ business strategy, goals and expectations concerning its market position, future operations, margins and profitability.

Although the Offerors believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors.

The Offerors undertake no obligation to update any of their forward-looking statements.

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